Lincoln Educational Services Corporation

200 Executive Drive #340

West Orange, New Jersey 07052

October 15, 2020

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention Mr. Scott Anderegg

Re:	Lincoln Educational Services Corporation Registration Statement on Form S-3 (File No. 333-249352) Request for Acceleration of Effectiveness

Dear Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Lincoln Educational Services Corporation (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-249352) (the “Registration Statement”), so that the Registration Statement may become effective at 4:00 p.m., Eastern Time, on October 16, 2020, or as soon thereafter as practicable.

The Company hereby authorizes its counsel, Michele F. Vaillant of McCarter & English, LLP to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm effectiveness by advising our counsel, Ms. Vaillant, at (973) 639-2011.

Very Truly Yours,

Brian Meyers
Chief Financial Officer

cc:	Michele Vaillant, Esq., McCarter & English, LLP
Howard Berkower, Esq., McCarter & English, LLP